United States

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attn: H. Roger Schwall

VIA EDGAR filing

June 22, 2005

Re:	TEL Offshore Trust
Form 10-K filed March 31, 2005
File No. 0-06920

Dear Mr. Schwall:

TEL Offshore Trust is responding to our oral discussions relating to our letter dated May 23, which responded to your letter dated May 12, 2005 issued subsequent to our prior response letter dated May 9, 2005.  We respond to your remaining comment as follows in lieu of the response in our letter dated May 23, 2005:

Form 10-K for the year ended December 31, 2004

1.                                       We note your response to prior comment 3 and disagree with your conclusions.  We reissue prior comment 3.

To address the Staff’s comments, we hereby propose, and undertake to limit reliance or limitation-related language included in future periodic reports filed by the Trust to, the revised language relating to disclosure controls and procedures substantially in the form as set forth on Annex I hereto.

                We hope that our proposed changes accommodate the Staff’s concerns.  Please let us know whether the proposed changes and future undertaking are acceptable.

Sincerely yours,

TEL OFFSHORE TRUST
By: JPMorgan Chase Bank, N.A.,
as Corporate Trustee

By:	/s/ Mike Ulrich
Mike Ulrich, Vice President and Trust Officer

Cc:	David C. Buck
Andrews Kurth LLP

Annex I

(a)   Evaluation of disclosure controls and procedures.

The Corporate Trustee maintains disclosure controls and procedures designed to ensure that information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Trust is accumulated and communicated by Chevron, as the managing general partner of the Partnership, and the working interest owners to JPMorgan Chase Bank, N.A., as Corporate Trustee of the Trust, and its employees who participate in the preparation of the Trust’s periodic reports as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the Corporate Trustee carried out an evaluation of the Trust’s disclosure controls and procedures. Mike Ulrich, as Trust Officer of the Corporate Trustee, has concluded that the disclosure controls and procedures of the Trust are effective.

Due to the contractual arrangements of (i) the Trust Agreement, (ii) the Partnership Agreement and (iii) the rights of the Partnership under the Conveyance regarding information furnished by the working interest owners, the Trustees rely on (A) information provided by the Working Interest Owners, including historical operating data, plans for future operating and capital expenditures directly, reserve information and information relating to projected production,  (B) information from the managing general partner of the Partnership, including information that is collected by the managing general partner from the Working Interest Owners, and (C) conclusions and reports regarding reserves by the Trust’s independent reserve engineers. See Item 1 “Business—Principal Trust Risk Factors—None of the Trustees, the Trust nor its Unit holders control the operation or development of the Royalty Properties and have little influence over operation or development” in the Trust’s Form 10-K and “[other 10-Q or 10-K section reference as applicable]” for a description of certain risks relating to these arrangements and reliance.